                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934







(Mark One):
------

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITES EXCHANGE ACT


[ ]      OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

         For the fiscal year ended        December 31, 2002
                                        -----------------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

       For the transition period from                  to
                                          ------------     ------------

                         Commission file number 1-14537
                                               ---------

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Lodgian, Inc. 401(k) Plan


         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Lodgian, Inc., 3445 Peachtree Road N.E., Suite 700, Atlanta, GA 30326

                                             REQUIRED INFORMATION


         1.       Audited financial statements of the Plan including:

                  a. Audited Statements of Net Assets Available for Benefits - December 31, 2002 and 2001.


                  b. Audited Statements of Changes in Net Assets Available for Benefits for the year ended December 31, 2002.





         2.       Exhibits:

         1.       Lodgian, Inc. 401(k) Plan and Trust Agreement as Amended and
                  Restated on December 31, 2002, effective as of January 1, 2002
                  (except as otherwise provided)                                       Exhibit 10.1


         2.       Consent of Gifford Hillegass & Ingwersen, P.C.                       Exhibit 23.1

         3.       Certification pursuant to section 906 of the Sarbanes-Oxley
                  Act of 2002                                                          Exhibit 99.1



                                   SIGNATURES



The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   Lodgian, Inc. 401(k) Plan
                                   ---------------------------------------------


Date      June 30, 2003            /s/ Daniel E. Ellis
          ----------------         ---------------------------------------------
                                   Daniel E. Ellis
                                   Trustee

                            LODGIAN, INC. 401(k) PLAN

                              FINANCIAL STATEMENTS
                                       AND
                              SUPPLEMENTAL SCHEDULE
                              (MODIFIED CASH BASIS)

                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
                                      WITH
                         REPORT OF INDEPENDENT AUDITORS

                            LODGIAN, INC. 401(K) PLAN

                                TABLE OF CONTENTS

                           DECEMBER 31, 2002 AND 2001




Report of Independent Auditors...................................................1

Statements of Net Assets Available for Benefits..................................2

Statement of Changes in Net Assets Available for Benefits........................3

Notes to Financial Statements....................................................4

Supplemental Information:

      Schedule I:  Schedule H, Line 4i--Assets Held at End of the Year..........11

                         REPORT OF INDEPENDENT AUDITORS


To the Plan Administrator and Plan Participants of
Lodgian, Inc. 401(k) Plan:

We have audited the accompanying statement of net assets available for benefits (modified cash basis) of the Lodgian, Inc. 401(k) Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements and schedule were prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Lodgian, Inc. 401(k) Plan as of December 31, 2002 and 2001 and the changes in its net assets available for benefits for the year ended December 31, 2002 on the basis of accounting described in Note 2.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held (at year end) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                        /s/ GIFFORD, HILLEGASS & INGWERSEN, P.C.

Atlanta, Georgia
June 9, 2003

                            LODGIAN, INC. 401(K) PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                              (MODIFIED CASH BASIS)

                           DECEMBER 31, 2002 AND 2001


                                 2002          2001
                              ----------    ----------

Investments, at fair value    $6,555,424    $7,255,567


Cash                              12,982         4,053
                              ----------    ----------


     NET ASSETS AVAILABLE
         FOR PLAN BENEFITS    $6,568,406    $7,259,620
                              ==========    ==========



   The accompanying notes are an integral part of these financial statements.

                            LODGIAN, INC. 401(K) PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                              (MODIFIED CASH BASIS)

                      FOR THE YEAR ENDED DECEMBER 31, 2002



INTEREST AND DIVIDEND INCOME                              $   231,135

NET DEPRECIATION OF INVESTMENTS                              (758,566)

CONTRIBUTIONS
     Employer                                                 340,875
     Participant                                            1,153,787
     Rollover                                                  57,718
                                                          -----------

     TOTAL CONTRIBUTIONS                                    1,552,380

DISTRIBUTIONS TO PARTICIPANTS                              (1,569,658)

ADMINISTRATIVE EXPENSES AND OTHER                            (146,505)
                                                          -----------

              Net Decrease in Benefits                       (691,214)

NET ASSETS AVAILABLE FOR BENEFITS AT BEGINNING OF YEAR      7,259,620
                                                          -----------

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR          $ 6,568,406
                                                          ===========


   The accompanying notes are an integral part of these financial statements.

                            LODGIAN, INC. 401(K) PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2002 AND 2001



NOTE 1--DESCRIPTION OF THE PLAN

The following is a brief description of the Lodgian, Inc. 401(k) Plan (the "Plan"). Reference should be made to the plan agreement for a more complete description of the Plan's provisions.

General: The Plan, a defined contribution plan covering all eligible employees, as defined by the Plan, was initially adopted by Servico, Inc., effective July 1, 1984. Servico, Inc. and Impac Hotel Group LLC ("Impac") combined their respective businesses through a series of corporate mergers, as a result of which Servico, Inc. and Impac became wholly owned subsidiaries of Lodgian, Inc. (the "Company" or "Lodgian"), effective December 11, 1998. Effective January 1, 1999, Lodgian assumed sponsorship of the Plan. Accordingly, the name of the Plan changed from the Servico, Inc. 401(k) Plan to the Lodgian, Inc. 401(k) Plan. Also effective January 1, 1999, the Impac 401(k) Plan merged into the Plan.

During 2002, the Company made several amendments to the Plan to comply with the Community Tax Relief Act of 2000 and the Economic Growth and Tax Relief Reconciliation Act of 2001. Also, on December 31, 2002 (effective January 1,
2002), the Company amended and restated the Plan (the "Amended and Restated Plan"). The Amended and Restated Plan gives the Company the option to institute a Safe Harbor Matching Contribution pursuant to the Internal Revenue Code, sections 401(k)(12) and 401(m)(10). The Company began making Safe Harbor Matching Contributions in 2003.

For 2002, an eligible employee, as defined, was allowed to participate in the Plan on the January 1 or July 1 coincident with or immediately following the attainment of age 21, the completion of six months of employment, and 500 hours of service. Effective January 1, 2003, the eligibility rules were amended to require associates to complete one year of service with a minimum of 1000 hours. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Contributions: For 2002, participants could contribute up to 10% of pre-tax annual compensation, as defined by the Plan. The Company could elect to make a matching contribution ("base match") equal to a certain percentage of the participant's contribution for the year. The base match was made on an annual basis and was allocated to the participant's account in cash. Participants were eligible for the Company's contributions if he or she was employed as of the last day of the respective plan year or if the participant's employment was terminated due to retirement, disability, or death, and the participant had completed one year of service. The Company's board of directors approved Company contributions of approximately $400,000 for the year ended December 31, 2001 which included a bonus match. The Company match for 2002 continued at $.25 for every $1.00 contributed by the participants and there was no bonus match for 2002.

Pursuant to the Amended and Restated Plan, effective January 1, 2003, participants may elect to contribute up to 15% of pre-tax annual compensation. The Company match, for periods subsequent to January 1, 2003, will be dollar for dollar up to the first 3% of contributions. For the next 2% of contributions, the Company will match $0.50 for every dollar contributed.

Contributions are subject to certain Internal Revenue Code ("IRC") limitations.

Participant Accounts: Each participant's account is credited with the participant's contribution, an allocation of the Company's contributions, and the investment income (loss) of the Plan for the plan year. Investment income
(loss) of the Plan is allocated to the participants' accounts in proportion to their respective account balances.

Vesting: Participants are fully vested in their contributions and the earnings thereon. For 2002, participants, who completed at least one hour of service on or after April 1, 2002, became 100% vested in the Company's contributions upon the completion of three years of service. However, pursuant to the Amended and Restated Plan, employer Safe Harbor Matching Contributions vest immediately.

Investment Options: Participants may direct their contributions and any related earnings into any investment fund option offered by the Plan. Investment options consist of publicly traded mutual funds, a common collective trust fund, and Company stock. See additional disclosures below concerning the Company stock investments.

Forfeitures: Amounts forfeited by participants who are terminated from the Plan prior to being 100% vested are used to either reduce future administrative expenses or Company contributions at the discretion of the Company. The total forfeited balances for the years ended December 31, 2002 and 2001 were $37,611 and $41,854, respectively.

Distributions to Participants: Upon termination of service, a participant or his or her beneficiary may elect to receive a distribution of 100% of the participant's vested account balance. If a participant terminates due to death or retirement, distribution of his or her account may begin as soon as practicable thereafter. At the election of the participants, benefit payments under the

Plan may be made via lump sum cash payments, installments over a period of years, or via annuity purchases.

Administrative Expenses: All usual and reasonable costs of administering the Plan are paid by the Plan.

Participant Loans: A participant may borrow the lesser of $50,000 or 50% of his or her vested account balance with a minimum loan amount of $500. Except for loans utilized to acquire a principal residence, loans are repayable through payroll deductions over varying periods not exceeding 60 months. Loans utilized to acquire a principal residence are repayable over ten years. The interest rates are based on prevailing market conditions and are fixed over the life of the respective loan.

Plan Termination: The Company has the right under the Plan to suspend its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the Plan. In the event of Plan termination, participants will become fully vested in their accounts.


NOTE 2--ACCOUNTING POLICIES

Basis of Accounting: The accompanying financial statements have been prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles. As a result of the application of the modified cash basis, participant and company contribution receivables, refunds of contributions (due to limitations under the IRC), and accrued income were not recorded in the accompanying financial statements.

Valuation of Investments: Securities traded on national securities exchanges are valued at the closing price on the last day of the plan year; investments traded in over-the-counter markets and listed securities for which no sale was reported on that date are valued at the last reported bid price. Net realized gains (losses) and unrealized (depreciation) appreciation are recorded in the accompanying Statement of Changes in Net Assets Available for Benefits as net (depreciation) appreciation in fair value of investments.

Net depreciation in fair value of investments for the year ended December 31, 2002 is comprised of:

                  Mutual funds                       $  686,583
                  Lodgian common stock                   71,983
                                                     ----------

                                                     $  758,566
                                                     ==========

Security transactions are accounted for on the trade dates.

Investment securities, in general, are exposed to various risks, including credit, interest, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is possible that changes in values of investment securities will occur and that such changes could materially affect the amount reported in the Statements of Net Assets Available for Benefits.

Lodgian's common stock was traded on the New York Stock Exchange until November 21, 2001, when the stock was de-listed due to the reduction in the stock price and the related reduction in the total market capitalization. On December 20, 2001, Lodgian and substantially all of its subsidiaries which owned hotel properties filed for voluntary reorganization with the United States Bankruptcy Court for the Southern District of New York under Chapter 11 of the Bankruptcy Code. The Company's common stock traded on the Over-the-Counter Bulletin Board until November 25, 2002, when Lodgian and subsidiaries owning 78 hotels emerged from Chapter 11. On this date, the old common stock was cancelled and new securities were issued. The previous shareholders became entitled to receive a percentage of the new common shares along with warrants to purchase new common shares (the "Class A & Class B warrants"). The new common stock traded, on a limited scale, on the Over-the-Counter Bulletin Board until January 28, 2003, when it began trading on the American Stock Exchange (opening price was $5.25 per share). Notwithstanding the opening bid price of the stock on January 28, 2003, the stock was independently appraised at $3.33 per share as of December 31, 2002.

NOTE 3--TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated October 15, 2002 that the Plan, as designed, is qualified and that the trust established under the Plan is tax-exempt under the appropriate sections of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. On this basis, the plan administrator believes that, as of the date of these financial statements, the Plan was qualified and the related trust was tax-exempt.


NOTE 4--INVESTMENTS

Individual investments that represent 5% or more of the Plan's net assets as of December 31, 2002 or 2001 are as follows:

                                         2002            2001
                                     ----------      ----------
Dodge & Cox Balanced Fund            $3,337,089      $3,551,618
SEI Stable Asset Fund                 1,080,763         946,831
SSgA Funds - S&P 500 Index Fund       1,112,131       1,689,268

Information about the net assets relating to the Company's stock
(non-participant-directed) and warrants as of December 31, 2002 is as follows:

Net Assets
     Common Stock          $25,005
     Class A Warrants          818
     Class B Warrants        3,092
                           -------
                           $28,915
                           =======

The values shown above for the Company's common stock, Class A Warrants and Class B warrants are based on a valuation performed by an independent appraiser as of December 31, 2002.

Information about the significant components of the changes in net assets relating to the Company's stock (non-participant directed) and warrants for the year ended December 31, 2002 is as follows:

Changes in Net Assets
     Net depreciation in fair value                 $(71,983)
     Distributions to participants                   (13,590)
     Administrative expenses                          (3,373)
     Net transfers to other investment options        (3,252)
                                                    --------

                                                    $(92,198)
                                                    ========


NOTE 5--CONTINGENCIES

In 1999, the Department of Labor notified the Company that it had not complied with all of its reporting requirements. In response, the Company submitted the outstanding reports (the "Filings"). In 2001, the Department of Labor reviewed and rejected the Filings and subsequently gave notice of its intent to assess a penalty of $50,000. The Company appealed the penalty and in September 2002, the Company was notified by the Department of Labor that after reviewing the Company's representations, it had decided to waive all penalties.

During the audit of the Plan for the year ended December 31, 2001, the Company determined that certain minor elements of associates' compensation were excluded from the computation of employee contributions for the period October 1, 1999 to December 31, 2001. The contributions and related investment earnings which the Company was required to pay into the Plan to enable it to voluntarily self-correct pursuant to Rev. Proc. 2002-47 was approximately $75,000 and was contributed to the Plan in September 2002.

As more fully discussed in Note 2 to these financial statements, on November 25, 2002, Lodgian's old common stock was cancelled and the previous shareholders (including those holding shares via the Plan) became entitled to receive their pro rata share of new shares along with their pro rata share of Class A and Class B warrants. Notwithstanding the distribution of securities under the Company's approved plan of reorganization, the Class A and Class B warrants are not "qualifying employer securities" as defined by Section 407(d)(5) of ERISA.

As a result, on March 20, 2003, the Company submitted an Application for Prohibited Transaction Exemption to the Department of Labor. The application, which was submitted pursuant to the ERISA provisions, was later revised on May 27, 2003 and requested a prohibited transaction exemption to permit the following:

         (i) the involuntary acquisition and continued holding of Lodgian securities in the form of the Class A and Class B warrants received by the Plan as a result of the approved plan of reorganization of Lodgian;

         (ii) the cancellation of the Class A and Class B warrants in exchange for a cash payment, by Lodgian, into the Plan, for active Plan participants and terminated vested Plan participants whose vested interests exceed $5,000 and who elect to surrender the Class A and Class B warrants; and

         (iii) the automatic cash-out of the Class A and Class B warrants in connection with distributions to terminated vested participants whose vested interests are $5,000 or less.

An exemption, from the prohibited transactions, is necessary to avoid the sanctions against Lodgian and/or the Plan that would apply in the absence of the exemption and to permit Plan participants to make decisions concerning the Plan's receipt of the Class A and Class B warrants. As of the date of issuance of these financial statements, the Department of Labor had not yet formally granted the exemption. As of December 31, 2002, the Class A and Class B warrants were independently appraised at $0.09 and $0.11, per warrant, respectively.

                            SUPPLEMENTAL INFORMATION

    Identity of Issue, Borrower,                   Description of                                            Current
      Lessor, or Similar Party                       Investment                                Cost            Value
   -----------------------------    -----------------------------------------------------     -----       -------------

*  Circle Trust Corporation         American Century Equity Growth Fund, 17,768.86 shares       (a)        $  269,909
                                    Managers International Equity Fund, 3,566.57 shares         (a)           111,384
                                    SSgA Funds - S&P 500 Index Fund, 76,645.82 shares           (a)         1,112,131
                                    Royce Total Return Fund, 36,866.59 shares                   (a)           308,573
                                    Strong Funds Corporate Bond Fund, 10,204.85 shares          (a)           101,947
                                    Dodge & Cox Balanced Fund, 54,931.48 shares                 (a)         3,337,089
                                    SEI Stable Asset Fund, 1,080,764 shares                     (a)         1,080,763

*  Lodgian, Inc.                    Common stock, 7,509.17 shares                                              25,005
                                    "A" Warrants, 9,095.99 shares                                                 818
                                    "B" Warrants, 28,109.78 shares                                              3,092

*  Participant Loans                Interest rates range from 7.0% to 11.0%                     (a)           204,713
                                                                                                           ----------

   TOTAL                                                                                                   $6,555,424
                                                                                                           ==========


* Indicates party in interest

(a) Participant directed


                                       12